UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant’s name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Chief Corporate Development & Governance Officer and Secretary
and Appointment of Corporate Secretary

On March 25, 2026, Margarita Veniou tendered her resignation as Chief Corporate Development & Governance Officer and Secretary of OceanPal Inc. (the “Company”), effective immediately. Ms. Veniou’s resignation was not the result of any disagreement with the Company or the Board of Directors of the Company (the “Board”) on any matter relating to the Company’s operations, policies, or practices.

Also on March 25, 2026, the Board unanimously appointed Rabbina Aziz to serve as Corporate Secretary of the Company, effective immediately.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961, 333-273073 and 333-291831) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023, July 14, 2023 and December 10, 2025, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC. (registrant)

Dated: March 27, 2026	By:	/s/ Salvatore Ternullo
Salvatore Ternullo
Co-Chief Executive Officer